Exhibit 99.2

Reunion Neuroscience Inc.

US$10,000,000

equity distribution AGREEMENT

November 18, 2022

Canaccord Genuity LLC

99 High Street, 12th Floor

Boston, Massachusetts 02110

Ladies and Gentlemen:

Reunion Neuroscience Inc., a corporation organized under the laws of the Province of Ontario, Canada (the “Company”), confirms its agreement (this “Agreement”) with Canaccord Genuity LLC (“Canaccord”) (the “Agent”) to issue and sell common shares of the Company (the “Common Shares”) upon and subject to the terms and conditions contained herein. References to the “Company” in this Agreement shall include the Subsidiaries (as defined herein) unless the context otherwise requires.

1.            Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agent, acting as sales agent, Common Shares having an aggregate offering price of up to US$10,000,000 (the “Shares”). Notwithstanding anything to the contrary contained herein, compliance with the limitations set forth in this Section 1 on the amount of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and the Agent shall have no obligation in connection with such compliance. The Shares will be sold on the terms set forth herein at such times and in such amounts as the Company and the Agent shall agree from time to time. The issuance and sale of the Shares through the Agent will be effected pursuant to the Canadian Prospectus, the U.S. Prospectus and the Registration Statement (each as defined below) filed by the Company, as set forth below in Section 6.

2.	Placements.

(a)	Placement Notice. Each time that the Company wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify the Agent by email notice (or other method mutually agreed to in writing by the parties) containing the parameters within which it desires to sell the Shares, which shall at a minimum include the number of Shares (“Placement Shares”) to be issued, the time period during which sales are requested to be made, any limitation on the number of Shares that may be sold in any one day and any minimum price below which sales may not be made (a “Placement Notice”), a form of which is attached hereto as Exhibit A. The Placement Notice shall originate from any of the individuals (each an “Authorized Representative”) from the Company set forth on Schedule 1 (with a copy to each of the other individuals from the Company listed on such Schedule), and shall be addressed to each of the individuals from the Agent set forth on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time. The Placement Notice shall be effective upon delivery to the Agent unless and until (i) the Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the Placement Shares have been sold, (iii) the Company suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 4, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (v) the Agreement has been terminated under the provisions of Section 14.

(b)	Placement Fee. The amount of compensation to be paid by the Company to the Agent with respect to each Placement (in addition to any expense reimbursement pursuant to Section 8(i)(ii)) shall be equal to 3.0% of gross proceeds from each Placement.

(c)	No Obligation. It is expressly acknowledged and agreed that neither the Company nor the Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the Agent, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agent will be under no obligation to purchase Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice control.

3.            Sale of Placement Shares by the Agent. Subject to the terms and conditions of this Agreement, upon the Company’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The Company acknowledges that the Agent will conduct the sale of Placement Shares in compliance with applicable law, rules and regulations including, without limitation, all applicable United States state and federal securities laws, including, the United States Securities Act of 1933, as amended (the “Securities Act”), and the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all applicable Canadian Securities Laws (as defined below), and, the rules of the Nasdaq Global Select Market (“NASDAQ”) and Toronto Stock Exchange (“TSX”) and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice. The Agent will provide written confirmation to the Company no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth (i) the number of Placement Shares sold on such day, (ii) the average price of the Placement Shares sold (showing the average price of the Placement Shares sold on NASDAQ, any other United States Marketplace and pursuant to any other sales method used by the Agent), (iii) the gross proceeds, (iv) the compensation payable by the Company to the Agent with respect to such sales, and (v) the Net Proceeds (as defined below) payable to the Company. Subject to the terms and conditions of the Placement Notice, the Agent may sell Placement Shares by any method permitted by law that constitutes an “at-the-market distribution” under National Instrument 44-102 – Shelf Distributions (“NI 44-102”) and an “at-the-market offering” under Rule 415 under the Securities Act, including, without limitation, sales made directly on NASDAQ (the “Principal Trading Market”), on any other existing trading market for the Common Shares solely in the United States (it being expressly acknowledged by both parties that no sales shall be made on the TSX or any other Canadian trading market) or to or through a market maker in the United States. In no event will the Agent sell Placement Shares in privately negotiated transactions. During the term of this Agreement, and notwithstanding anything to the contrary herein, the Agent agrees that in no event will it or any of its affiliates engage in any market making, bidding, stabilization or other trading activity with regard to the Common Shares if such activity would be prohibited under Regulation M under the Exchange Act or other anti-manipulation rules under the Securities Act or under NI 44-102. Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that (i) there can be no assurance that the Agent will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the Agent will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by the Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent such Placement Shares as provided under this Section 3. For the purposes hereof, “Trading Day” means any day on which the Principal Trading Market is open for trading.

For the purposes of this Agreement, the “Applicable Time” means, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement.

4.	Suspension of Sales.

(a)	The Company or the Agent may, upon notice to the other party in writing, by telephone (confirmed immediately in writing) or by email notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Company and the Agent agree that no such notice shall be effective against the other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule may be amended from time to time.

(b)	Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agent (provided it has been given prior written notice of such by the Company, which notice the Agent agrees to treat confidentially) agree that no sale of Placement Shares will take place. The Company and the Agent agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule may be amended from time to time. Furthermore, the Company and the Agent agree that no sale of Placement Shares will take place at any time from and including the date on which the Company shall issue a press release containing, or shall otherwise publicly announce, its earnings, revenues or other results of operations (an “Earnings Announcement”) through and including the time that is 24 hours after the time that the Company files its quarterly Management’s Discussion and Analysis and interim financial statements/report on SEDAR (as defined below) for the applicable reporting period.

5.	Settlement.

(a)	Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Business Day (or such earlier day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each a “Settlement Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for (i) the commission or other compensation for such sales payable by the Company to the Agent, as the case may be, pursuant to Section 2 hereof, (ii) any other amounts due and payable by the Company to the Agent hereunder pursuant to Section 8(i) hereof, and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b)	Delivery of Shares. On each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the Agent’s account or its designee’s account (provided that the Agent shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at The Depository Trust Company (“DTC”) through its Deposit Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds delivered to an account designated by the Company prior to the Settlement Date. If the Company defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 12 hereto, it will (i) hold the Agent harmless against any loss, claim, damage, or expense (including reasonable and documented legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to the Agent any commission, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 12 herein, with respect to (ii) above, the Company shall not be obligated to pay the Agent any commission, discount or other compensation on any Placement Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on NASDAQ; (B) a material disruption in securities settlement or clearance services in the United States or Canada; (C) failure by a Agent to comply with its obligations under the terms of this Agreement; or (D) if the Company and the Agent agree pursuant to Section 4(b) that no sale of Placement Shares will take place.

6.            Registration Statement and Prospectuses. The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces and territories of Canada (collectively, the “Canadian Qualifying Jurisdictions”) a final short form base shelf prospectus dated December 3, 2021, in respect of an aggregate of up to CD$150,000,000 in certain securities of the Company, including Shares (collectively, the “Shelf Securities”) in each case in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (collectively, “Canadian Securities Laws”). The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued (a “Receipt”) on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated December 3, 2021 relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and NI 44-102 (NI 44-101 and NI 44-102 are collectively referred to herein as, the “Canadian Shelf Procedures”). As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Company with the Reviewing Authority in accordance with Canadian Securities Laws; and “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Reviewing Authority in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has also prepared and filed with the United States Securities and Exchange Commission (the “Commission”), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-261515) covering the registration of the Shelf Securities (in respect of an aggregate of up to US$117,075,000) under the Securities Act and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the Securities Act on December 7, 2021. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Placement Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus.

As used herein, “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus; and “Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 relating to the Placement Shares that (i) is required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g). Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Agent shall offer the Placement Shares for sale to the public directly and through other investment dealers and brokers in the United States only as permitted by applicable law and upon the terms and conditions set forth in the Prospectuses and this Agreement. The Agent agrees that it will not, directly or indirectly, distribute the Registration Statement or the Prospectuses or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than such states of the United States in which the Shares are duly qualified under U.S. federal and applicable U.S. state securities laws, in such manner as to require registration of the Shares or the filing of a prospectus or any similar document with respect to the Shares by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction.

Each of the Company and the Agent hereby agrees and acknowledges that all sales and solicitations of sales of common shares by the Agent as agent of the Company shall be made solely in the United States.

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference therein or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Base Prospectus or the Canadian Prospectus, as the case may be.

The U.S. Prospectus, together with any Issuer Free Writing Prospectus(es) issued at or prior to an Applicable Time, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares) shall be referred to herein as the “Disclosure Package”.

7.	Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Agent that:

(a)	Registration Statement and Prospectuses. The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission and the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus. No order or action that would have the effect of ceasing or suspending the distribution of the Securities or any other securities of the Company has been issued by any Canadian Qualifying Authorities and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by any Canadian Qualifying Authority; and any request made to the Company on the part of any Canadian Qualifying Authorities for additional information has been complied with in all material respects. The Canadian Prospectus Supplement, and any amendments or supplements thereto, at the time of filing thereof, will each comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Prospectus Supplement, as of the date of the Canadian Prospectus Supplement, and any amendments or supplements thereto, each will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Prospectus Supplement, and any amendments or supplements thereto, at the time of filing thereof, will each constitute, full, true and plain disclosure of all material facts relating to the Shares. All forward-looking information (as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) and statements of the Company contained in the Registration Statement, the Disclosure Package or the Prospectuses and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration and were or will be truly and honestly held and fairly based.

(b)	Accurate Disclosure. (i) Each document, if any, filed, furnished, or delivered, or to be filed, furnished, or delivered, pursuant to (A) Canadian Securities Laws and incorporated by reference in the Canadian Prospectus Supplement complied or will comply when so filed in all material respects with Canadian Securities Laws and (B) the Exchange Act and incorporated by reference in the Disclosure Package or the U.S. Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) the Registration Statement, when it became effective, did not contain, and as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the U.S. Prospectus comply, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the Disclosure Package does not, and at the time of each sale of the Shares in connection with the offering, the Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) as of its date, the U.S. Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Form F-X conforms in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the Disclosure Package, or the Prospectuses (or any amendment or supplement thereto, including any prospectus wrapper) made in reliance upon and in conformity with written information furnished to the Company by any Agent expressly for use therein. For purposes of this Agreement, the only information so furnished shall be the information in the ninth paragraph under the heading “Plan of Distribution” (collectively, the “Agent Information”).

(c)	Issuer Free Writing Prospectus. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

(d)	Company Not Ineligible Issuer. At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act) of the Shares and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(e)	Emerging Growth Company Status. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

(f)	Independent Accountants. The accountants who certified the financial statements and supporting schedules included or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectuses are (i) independent public accountants as required by the Securities Act and the Public Company Accounting Oversight Board, and (ii) independent with respect to the Company as required by applicable Canadian professional standards; and in the period of three years prior to the date hereof, there has not been any reportable event (within the meaning of NI 51-102) between the Company and such accountants.

(g)	Audit Committee. The Company has a validly appointed audit committee whose composition and responsibilities satisfy the requirements of Section 10A of, and Rule 10A-3 under, the Exchange Act and National Instrument 52-110 - Audit Committees.

(h)	Financial Statements. The financial statements included or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectuses, together with the related schedules and notes, present fairly, in all material respects, the financial position of the Company at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company for the periods specified; said financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved. Except as included or incorporated by reference therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the Disclosure Package or the U.S. Prospectus under the Securities Act. There has been no change in accounting policies or practices of the Company except as disclosed in the financial statements included or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectuses. No other financial statements, schedules or reconciliations of “non-IFRS financial measures” of the Company are required by applicable securities laws to be included in the Registration Statement, the Disclosure Package and the Prospectuses.

(i)	Material Liabilities. Except as set out in the financial statements included or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectuses or as incurred in the ordinary course of business and as would not individually or in the aggregate have a Material Adverse Effect, the Company does not have any outstanding indebtedness or any liabilities or obligations including any unfunded obligation under any Employee Plan, whether accrued, absolute, contingent or otherwise as of the date of the applicable financial statements. The term “Material Adverse Effect” means an effect, change, event or occurrence that, alone or in conjunction with any other or others: (i) has or would reasonably be expected to have a material adverse effect on the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company, whether or not arising in the ordinary course of business, or (ii) would result in the Canadian Prospectus or any amendment thereto containing a misrepresentation within the meaning of applicable Canadian Securities Laws.

(j)	Sarbanes-Oxley Act of 2002. The Company is in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(k)	No Material Adverse Change in Business. Except as otherwise stated therein, since the respective dates as of which information is included or incorporated by reference, in the Registration Statement, the Disclosure Package or the Prospectuses, (A) there has been no material adverse change in the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company, whether or not arising in the ordinary course of business (a “Material Adverse Change”), (B) there have been no transactions entered into by the Company, other than those in the ordinary course of business, which are material with respect to the Company, (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its securities, and (D) the Company has not incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material.

(l)	Good Standing of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Province of Ontario and has corporate power, capacity and authority to own, lease and operate its properties and to conduct its Business as described in the Registration Statement, the Disclosure Package and the Prospectuses and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of its Business. Neither the Company nor, to the knowledge of the Company, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing the Company’s dissolution or winding up.

(m)	Subsidiaries. The Company’s only subsidiaries are listed in Schedule 2 (collectively, the “Subsidiaries”), which schedule is true, complete and accurate in all respects. Each Subsidiary is formed, organized and existing under the laws of the jurisdiction set out in Schedule 2, is current and up-to-date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets, and to conduct its Business as is now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required in all material respects. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and, except as set out in Schedule 2, are directly or indirectly beneficially owned by the Company. All of the issued and outstanding shares in the capital of the Subsidiaries owned by the Company are owned free and clear of any liens, and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of the Subsidiaries.

(n)	Capitalization. The authorized, issued and outstanding share capital of the Company is as set forth in the Registration Statement, the Disclosure Package and the Prospectuses under the caption “Consolidated Capitalization” (except for subsequent issuances, if any, (A) pursuant to this Agreement, (B) pursuant to reservations, agreements, equity incentive plans or employee benefit plans referred to in the Registration Statement, the Disclosure Package and the Prospectuses or (C) pursuant to the exercise of convertible securities or options referred to in the Registration Statement, the Disclosure Package and the Prospectuses). The outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares in the capital of the Company were issued in violation of the pre-emptive or other similar rights of any securityholder of the Company or other person. No person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company of any of the shares or other securities of the Company, or to require the Company to purchase, redeem or otherwise acquire any of the outstanding securities in the share capital of the Company. To the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company. The form and terms of the certificate representing the Common Shares have been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Common Shares do not and will not conflict with any applicable laws or the rules and by-laws of the TSX.

(o)	Authorization of Agreements. This Agreement has been duly authorized, executed and delivered by the Company. All consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Company under Canadian Securities Laws necessary for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, have been made or obtained, as applicable (other than the filing of reports required under applicable Canadian Securities Laws within the prescribed time periods, which documents shall be filed as soon as practicable after the date hereof and, in any event, within such deadline imposed by applicable Canadian Securities Laws).

(p)	Authorization and Description of Shares. The Shares to be issued as described in this Agreement and the Disclosure Package have been duly authorized and reserved for issuance and sale through the Agent pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration for such Shares, will be validly issued and fully paid and non-assessable; and, the issuance of the Shares is not subject to the pre-emptive or other similar rights of any securityholder of the Company or other person, other than as disclosed to the Agent and in respect of which enforceable waivers have been received by the Company. The Common Shares conform, in all material respects, to all statements relating thereto contained in the Registration Statement, the Disclosure Package and the Prospectuses and such description conforms to the rights set forth in the instruments defining the same.

(q)	Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company under the Securities Act pursuant to this Agreement.

(r)	Absence of Violations, Defaults and Conflicts. The Company is not (A) in violation of its charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company is a party or by which either of them may be bound or to which any of the properties or assets of the Company is subject (collectively, “Agreements and Instruments”), or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its properties, assets or operations (each, a “Governmental Entity”), except, in the case of (B) or (C), for such default or violations that would not, singly or in the aggregate, result in a Material Adverse Effect.

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement, the Disclosure Package and the Prospectuses (including the issuance and sale of the Shares) have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, security interest, charge or encumbrance upon any properties or assets of the Company pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, security interests, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or similar organizational document of the Company or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company.

(s)	Listing. The Common Shares are listed on the NASDAQ and the TSX. The Company has notified NASDAQ regarding the issuance of the Shares in accordance with NASDAQ rules; and the Company has applied to list the Shares on the TSX, subject to satisfaction of the customary conditions of listing approval.

(t)	Absence of Labor Dispute. No labor dispute with the employees of the Company exists or, to the knowledge of the Company, is imminent, which would result in a Material Adverse Effect. The Company is not a party to or bound by any collective agreement and is not currently conducting negotiations with any labor union or employee association. The Company is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and have not and are not engaged in any unfair labor practice.

(u)	Benefit Plans. Except as otherwise as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, the Company has no material agreements, plans or practices relating to the payment of any management, consulting, service or other fees or any bonuses, pensions, share of profits or retirement allowance, insurance, health or other employee benefits or any plan for retirement, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (“Employee Plans”). The Company has made available to the Agent true and complete copies of documents, contracts and arrangements relating to the Employee Plans. The Employee Plans have been established, operated in the ordinary course and administered in all material respects in accordance with their terms and applicable laws.

(v)	Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Authority now pending or, to the knowledge of the Company, threatened, against or affecting the Company, which would reasonably be expected to result in a Material Adverse Effect; and the aggregate of all pending legal or governmental proceedings to which the Company is a party which are not described in the Registration Statement, the Disclosure Package and the Prospectuses, including ordinary routine litigation incidental to its Business, would not reasonably be expected to result in a Material Adverse Effect.

(w)	Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement, the Disclosure Package or the Prospectuses or to be filed as exhibits to the Registration Statement which (a) have not been so described and filed as required or (b) in the case of exhibits to the Registration Statement, will be so filed within the required period of time.

(x)	Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Shares hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the Securities Act, the Canadian Securities Laws, the rules of NASDAQ or the TSX, state securities laws or the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

(y)	Compliance with Applicable Law. The Company acknowledges that its Business is subject to restrictions, requirements and prohibitions under Applicable Law in force (including the Controlled Drugs and Substances Act (Canada) (the “CDSA”), the Food and Drugs Act (Canada) (“FDA”), part J of the Food and Drugs Regulations (Canada) of the CDSA (“FDR-J”), the Criminal Code (Canada), and provincial, territorial and municipal laws relating to controlled substances the Controlled Substances Act and any applicable anti-money laundering statute), which may change from time to time. The Company has obtained, is in compliance with, has complied with, will continue to comply with or will have complied with, in all material respects, all Applicable Law, including all Authorizations, prior to the date of this Agreement. All Authorizations issued to date are valid and in full force and effect and the Company has not received any correspondence or notice from the Office of Controlled Substances, other offices of Health Canada, or any Governmental Authority alleging or asserting material non-compliance with any Applicable Law or Authorization. The Company has not received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted under Applicable Law including the FDA, or the FDR-J, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. The Company is not aware of any non-compliance with any Applicable Law, including the CDSA, the FDA, the FDR-J, the Criminal Code (Canada) or any provincial, territorial or municipal legislation that the Company has reason to believe could result in a Material Adverse Effect.

Where used in this subsection (z) and elsewhere in this Agreement, the following terms have the following meanings, respectively:

“Applicable Laws" means, in relation to any person, the Business of the Company, all applicable laws, statutes, Authorizations, ordinances, decrees, rules, regulations, by-laws, legally enforceable policies, codes or guidelines, judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, directives, rulings, subpoenas, or awards, and conditions of any grant or maintenance of any approval, permission, certification, consent, registration, authority or license, any applicable federal or provincial pricing policies, and any other requirements of any Governmental Authority, by which such person is bound or having application to the Business of the Company and any amendments or supplements to, or replacements and substitutions of, any of the foregoing.

“Authorizations” means any approval, consent, exemption, ruling, authorization, notice, permit, including an import permit or export permit, or acknowledgement that may be required from any Governmental Authority pursuant to Applicable Law, or which is otherwise required under Applicable Law for the parties to perform their obligations under this Agreement or in relation to the Business of the Company, including any, ethical review board approval or other authorization for a study, or other authorizations related to the Business of the Company.

“Business” means the business presently carried on by the Company as described in the Prospectus Supplements, including, for the avoidance of doubt, the research and development of novel psychedelic molecules and the development and formulation of Drug Products based on such novel psychedelic molecules, , including in the context of clinical trials, research, development, service delivery or other contexts.

“Drug Product” means any drug product developed by the Company for medicinal purposes whether over-the-counter or doctor prescribed and regulated for sale or prescription and includes the components thereof.

“Governmental Authority” means any provincial, territorial or federal, and as applicable in the circumstances, any foreign: (a) government; (b) court, arbitral or other tribunal or governmental or quasi-governmental authority of any nature (including any governmental agency, political subdivision, instrumentality, branch, department, official, or entity); (c) body or other instrumentality exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature pertaining to government, including Health Canada; (d) any formulary body with responsibility for determining listability of a Drug Product on any applicable formulary or for determining the pricing of Drug Products for reimbursement, with jurisdiction to review the pricing of and payment for Drug Products under Applicable Law; (e) any provincial, state, territorial or federal government or review board with jurisdiction over pricing of patented products or with jurisdiction over competition aspects of pricing of products; or (f) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing and any stock exchange or self-regulatory authority.

(z)	Title to Property. The Company does not own any real property. The property held under lease by the Company is held under valid, subsisting and enforceable leases or lease arrangements with only such exceptions with respect to any particular lease as would not, singly or in the aggregate, have a Material Adverse Effect..

(aa)	Title to Intellectual Property. The Company owns or has valid, binding and enforceable licenses or other rights under the patents, patent applications, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property used in the conduct of its Business and described in the Registration Statement, the Disclosure Package and the Prospectuses, or any other such intellectual property which, to the knowledge of the Company, is necessary for, or used in the conduct, or the proposed conduct, of the Business of the Company in the manner described in the Registration Statement, the Disclosure Package and the Prospectuses (collectively, the “Intellectual Property”); the patents, trademarks, and copyrights, if any, included within the Intellectual Property are valid, enforceable, and subsisting; other than as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, (A) the Company is not obligated to pay a material royalty, grant a license to, or provide other material consideration to any third party in connection with the Intellectual Property, (B) the Company has not received any notice of any claim of infringement, misappropriation or conflict with any asserted rights of others with respect to any of the Company’s Intellectual Property, (C) to the knowledge of the Company, neither the sale nor use of any of the discoveries, inventions, devices or processes of the Company referred to in the Registration Statement, the Disclosure Package or the Prospectuses do or will, infringe, misappropriate or violate any right or valid patent claim of any third party, and (D) to the knowledge of the Company, no third party has any ownership right in or to any Intellectual Property that is owned by the Company, other than any co-owner of any patent constituting Intellectual Property who is listed on the records of the U.S. Patent and Trademark Office (the “USPTO”) and any co-owner of any patent application constituting Intellectual Property who is named in such patent application, and, to the knowledge of the Company, no third party has any ownership right in or to any Intellectual Property in any field of use that is exclusively licensed to the Company, other than any licensor to the Company of such Intellectual Property.

(bb)	Confidentiality Agreements. To the extent that (i) any of the Intellectual Property that is owned by the Company is licensed or (ii) any of the Intellectual Property that is owned by the Company, and that is treated by the Company as confidential, is disclosed, in either case, to any other person by the Company, the Company has entered into a valid and subsisting written agreement with any such person which contains terms and conditions prohibiting the unauthorized use, disclosure or transfer of such Intellectual Property by such person. Other than such agreements that have expired in accordance with their respective terms, all such agreements are in full force and effect and, to the knowledge of the Company, none of the Company, or any other party, is in material default or material breach of its obligations thereunder.

(cc)	Patents and Patent Applications. All patents and patent applications owned by or licensed to the Company or under which the Company has rights and which are necessary and material in the conduct, or proposed conduct, of the Business of the Company in the manner described in the Registration Statement, the Disclosure Package and the Prospectuses have, to the knowledge of the Company, been duly and properly filed and maintained; to the knowledge of the Company, the parties prosecuting such applications have complied with their duty of candor and disclosure to the USPTO in connection with such applications; and the Company is not aware of any facts which were required to be disclosed to the USPTO that were not disclosed to the USPTO and which would preclude the grant of a patent in connection with any such application or would reasonably be expected to form the basis of a finding of invalidity with respect to any patents that have issued with respect to such applications.

(dd)	Clinical Studies.

(i)	To the knowledge of the Company, the completed studies, tests, preclinical studies and clinical trials conducted by or on behalf of the Company that are described in the Registration Statement, the Disclosure Package and the Prospectuses were conducted, in all material respects, in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company; or that the drug substances used in the clinical trials have not been manufactured, in all material respects, under “current good manufacturing practices”, when required, in the United States, Canada and other jurisdictions in which such clinical trials have been and are being conducted.

(ii)	There are no pending or, to the knowledge of the Company, threatened (whether written, oral or otherwise), civil, criminal or administrative actions, suits, demands, claims, hearings, investigations, proceedings, complaints, material adverse inspections, material findings of deficiency, warning letters, requests for information or other compliance or enforcement actions by any regulatory authority related to any of the Company’s products, or the services or facilities of the Company and there is no act, omission, event, or circumstance that would reasonably be expected to give rise to any such action, suit, demand, claim, hearing, investigation, proceeding, complaint, material adverse inspection, material finding of deficiency, warning letter, requests for information, other compliance or enforcement action or any such liability.

(iii)	To the knowledge of the Company, the research, pre-clinical and clinical validation studies and other studies and tests conducted or being planned by or on behalf of or sponsored by the Company or in which the Company participated or plans to participate were and, if still pending, are being conducted or planned in all material respects in accordance with good clinical practice and medical standard-of-care procedures including in accordance with the protocols submitted to any regulatory authority and the Company does not have knowledge of any other trials, studies or tests, the results of which reasonably call into question, in any material respect, the results of such studies and tests. The Company has not received any notices or other correspondence from such regulatory authorities or any other person requiring the termination, suspension or material modification of any such research, pre-clinical and clinical validation studies or other studies and tests. The Company has not received any information from any regulatory authority that would reasonably be expected to lead to the denial of any clinical trial application or application for marketing approval before such regulatory authority. The Company has not failed to submit to any regulatory authority any necessary clinical trial application or investigational new drug application for a clinical trial it is conducting or sponsoring. All such submissions and any new drug submission or new drug application submission, if submitted, were in material compliance with applicable laws when submitted and no material deficiencies have been asserted by any such regulatory authority with respect to any such submissions, except any deficiencies which could not, individually or in the aggregate, have a Material Adverse Effect.

(ee)	Operating Procedures. All research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted or contemplated by the Company in connection with its Business are being or will be conducted in compliance, in all material respects, with all industry, laboratory safety, management and training standards in the jurisdiction where such activities take place which are applicable to the Business of the Company, and all such processes, procedures and practices required in connection with such activities are or will be in place as necessary at the applicable time, and are or will be being complied with in all material respects.

(ff)	Privacy Laws. The Company has complied, in all material respects, with all applicable privacy and consumer protection legislation and the Company has not collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner.

(gg)	Suppliers and Customers. No material supplier or customer of the Company has cancelled, materially modified, threatened to materially modify or, to the knowledge of the Company, intends to materially modify its relationship with or supplies to the Company, except any such cancellation, modification, or threatened modification which could not, individually or in the aggregate, have a Material Adverse Effect.

(hh)	Environmental Laws. To the Company’s knowledge, the Company is currently in compliance, in all material respects, with all Environmental Laws, and there are no pending or, to the knowledge of the Company, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws. The Company has never received any notice of any non-compliance in respect of Environmental Laws, there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation under Environmental Laws or relating to (a) any chemicals or other materials or substances which are defined as or included in the definition of “hazardous recyclables,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants” or words of similar import under any Environmental Law, and (b) any other chemical, contaminant, pollutant, deleterious substance, dangerous good or other material or substance, which is limited or regulated under any Environmental Law (collectively, “Hazardous Materials”), and there are no permits required under Environmental Laws for the conduct of the Business..

(ii)	Accounting Controls. The Company maintains effective internal control over financial reporting (as defined under Rule 13-a15 and Rule 15d-15 under the Exchange Act) and have established maintain “disclosure controls and procedures” and “internal control over financial reporting” within the meaning of such terms under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and are in compliance with the certification requirements thereof with respect to the Company’s annual and interim filings with the Canadian Qualifying Authorities. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

(jj)	Research and Development Activities.

(i)	All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Company in connection with the Business is being conducted, in all material respects, in accordance with best industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Company’s current and proposed Business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

(ii)	All product candidates developed, tested, investigated, fabricated, manufactured, packaged, labelled, stored, transported, handled, imported, exported or distributed by or on behalf of the Company, and all of the services performed by the Company in relation to the product candidates that are subject to the jurisdiction of any regulatory authority are in material compliance with all applicable legal requirements, including those regarding (if and as applicable) non-clinical testing, clinical research, good manufacturing practices, good laboratory practices, labeling, packaging, record-keeping, adverse event reporting and reporting of corrections and removals.

(iii)	The descriptions in the Registration Statement, the Disclosure Package and the Prospectuses of the research results are consistent in all material respects with such results and no other studies or other clinical trials whose results are known to the Company are materially inconsistent with or otherwise materially call into question the results described or referred to in the Registration Statement, the Disclosure Package and the Prospectuses.

(kk)	Payment of Taxes. The Company has timely filed (in Canada, the United States or otherwise) all federal income and other material tax returns that it is required to file by law (taking into account any valid extensions thereof), and all taxes required to be paid by the Company that are due and payable have been paid, except for such taxes as are being contested in good faith by appropriate proceedings and as to which adequate reserves have been established by the Company or except where the failure to pay such taxes would not have a Material Adverse Effect.

(ll)	Insurance. The Company carries or is entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar Business, and all such insurance is in full force and effect. The Company is not in default in any respect with respect to the payment of any premium or compliance with any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim within the appropriate time therefor. There are no circumstances under which the Company would be required to or, in order to maintain its coverage, to give any notice to the insurers under any such insurance policy which has not been given. The Company has not received notice from any of the insurers regarding cancellation of such insurance policy or been denied any insurance coverage which it has sought or for which it has applied.

(mm)	Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof, or the manner in which such proceeds are temporarily held pending expenditure, will not be registered or required to register as an “investment company” as defined in the Investment Company Act of 1940, as amended.

(nn)	PFIC and CFC. The Company was a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the Code for the taxable year ended December 31, 2021 and expects that it may be a PFIC for the current taxable year. To the Company’s knowledge, based solely upon the record ownership of shares, and without regard to the beneficial ownership of shares held in street name, and any indirect or constructive ownership by U.S, Persons pursuant Section 958 of the Code not actually disclosed to the Company, the Company is not a “controlled foreign corporation” as defined in the Code.

(oo)	Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or to result in a violation of Regulation M under the Exchange Act or Canadian Securities Laws.

(pp)	Anti-Bribery and Anti-Corruption Laws. Neither the Company, or to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the Company, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company, including Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of, any money, or offered, given, promised to give, or authorized the giving of, anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses ((a)-(c) collectively, a “Government Official”), whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute, or have the purpose or effect of, public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company, nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) conducted or initiated any review, audit or internal investigation that concluded the Company, its subsidiaries, or any director, officer, employee, consultant, representative or agent of the foregoing, violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(qq)	Money Laundering Laws. The operations of the Company are and have been conducted at all times in compliance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, all applicable financial recordkeeping and reporting requirements, the applicable anti-money laundering statutes of jurisdictions where the Company conducts business, the rules and regulations thereunder and any related or similar rules or regulations, issued, administered or enforced by any governmental agency applicable to the Company (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company (or any related party thereof) with respect to the Anti-Money Laundering Laws is, to the knowledge of the Company, pending or threatened..

(rr)	OFAC. None of the Company, or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company is an individual or entity (“Person”), or is more than 50 percent owned in the aggregate by or acting on behalf of one or more Persons that are, currently the subject of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(ss)	No Transfer Taxes or Other Fees. No stamp or other issuance or transfer taxes or duties, levies, deductions, or charges are payable by, or required to be withheld on behalf of, the Agent to Canada or any political subdivision or taxing authority thereof or therein in connection with (1) the execution, delivery or performance of this Agreement or (2) the issuance, sale or delivery of the Shares through the Agent; assuming that the Agent is not otherwise subject to taxation in Canada, no capital gains, income or other taxes are payable by or on behalf of the Agent to Canada or any political subdivision or taxing authority thereof or therein in connection with (1) the execution, delivery or performance of this Agreement or (2) the issuance, sale or delivery of the Shares through the Agent.

(tt)	Foreign Private Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act.

(uu)	Reporting Requirements. The Company is a reporting issuer under the securities laws of each of the Canadian Qualifying Jurisdictions and is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities in each such province or territory that maintains such a list; the Company is in compliance, in all material respects, with its continuous and timely disclosure obligations under Canadian Securities Laws and under the rules and regulations of NASDAQ and the TSX and has filed all documents required to be filed by it with the Canadian Qualifying Authorities under applicable Canadian Securities Laws; the Company has not filed any confidential material change reports with any of the Canadian Qualifying Authorities that remain confidential at the date hereof; and the Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Canadian Qualifying Jurisdictions in which it was required to do so in accordance with Canadian Securities Laws prior to the date of this Agreement. The Company is eligible to use the Canadian Shelf Procedures for the distribution of the Shares. The Company has complied with all Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Shares through registrants registered in the applicable categories under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions, except for the filing of the Canadian Final Prospectus with the Canadian Qualifying Authorities.

(vv)	Related Party Transactions. There are no business relationships or related-party transactions involving the Company, or any other person required by applicable securities laws to be described in the Registration Statement, the Disclosure Package and the Prospectuses that have not been described as required. To the Company’s knowledge, none of the directors, officers or employees of the Company, or any associate or affiliate of the Company, has any interest, direct or indirect, in any transaction with the Company that materially affects, is material to or would reasonably be expected to materially affect the Company. Except for wages, salaries and other compensation-related payments in the ordinary course, and other than as disclosed in the Registration Statement, the Disclosure Package or the Prospectuses, the Company is not indebted to: (i) any director, officer or shareholder of the Company; (ii) any individual related to any of the foregoing by blood, marriage or adoption; or (iii) any corporation controlled, directly or indirectly, by any one or more of those persons referred to in this paragraph (ww). None of those persons referred to in this paragraph (ww) is indebted to the Company. The Company is not currently a party to any material contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with the Company other than employment agreements.

(ww)	Jurisdiction. Neither the Company nor any of its properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Canada and the laws of the Province of Ontario. The Company has the power to submit, and has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York State and United States Federal court sitting in The City of New York and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court.

(xx)	Lending and Other Relationships. The Company (i) does not have any material lending or other relationship with any banking or lending affiliate of any Agent and (ii) does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to any affiliate of any Agent.

(yy)	Statistical and Market-Related Data. Any statistical and market-related data included or incorporated by reference in the Registration Statement, the Disclosure Package or the Prospectuses are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(zz)	Rating. The Company has no debt securities or preferred shares that are rated by any “nationally recognized statistical rating organization” (as that term is defined in Section 3(a)(62) of the Exchange Act).

(aaa)	Material Transactions. Except to the extent disclosed in the Registration Statement, the Disclosure Package and the Prospectuses or for discussions or negotiations in the ordinary course of business, the Company is not currently party to any agreement in respect of: (i) the purchase of any material assets and properties or any interest therein or the sale, transfer or other disposition of any material assets and properties or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; or (ii) the change of control of the Company (whether by sale or transfer of shares or sale of all or substantially all of the assets and properties of the Company or otherwise).

(bbb)	Contracts. All material Agreements and Instruments are in full force and effect and are valid and enforceable by and against the Company, in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principals when equitable remedies are sought, and by the fact that the ability to sever unenforceable terms may be limited by applicable law. The Company has not sent or received any communication regarding termination of, or intent not to renew, any of the material Agreements and Instruments referred to or described in Registration Statement, the Disclosure Package or the Prospectuses, and no such termination or non-renewal has been threatened by the Company or, to the Company’s knowledge, any other party to any such contract or agreement, which threat of termination or non-renewal has not been rescinded as of the date hereof, except as would not, singly or in the aggregate, result in a Material Adverse Effect.

(ccc)	Corporate Records and Due Diligence. Copies of the minute books and records of the Company made available to counsel for the Agent in connection with the due diligence investigation of the Company for the period from the date requested by the Agent to the date hereof are all of the minute books of the Company and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company to the date hereof to the extent that minutes exist and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company to the date hereof not reflected in such minute books. The Company has not withheld from the Agent any material facts relating to the Company or the offering of the Shares.

(ddd)	Fees. Other than the Agent, there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder’s fee or other compensation in connection with the transactions contemplated by this Agreement.

(eee)	Transfer Agents. Computershare Investor Services Inc., at its principal offices in Toronto, Ontario, has been duly appointed as the registrar and transfer agent for the Common Shares in Canada and Computershare Trust Company N.A., at its principal offices in Canton, Massachusetts, has been duly appointed as the registrar and transfer agent for the Common Shares in the United States.

(fff)	Acquisitions. Except to the extent disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, no acquisition has been made by the Company during its three most recently completed fiscal years that would be a significant acquisition for the purposes of Canadian Securities Laws or that would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Canadian Prospectus Supplement, would be a significant acquisition for the purposes of Canadian Securities Laws, or (ii) would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws.

(ggg)	Cybersecurity. There has been no security breach or other compromise of or relating to any information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology of the Company (collectively, “IT Systems and Data”) and the Company has not been notified of, and has no knowledge of, any event or condition that would reasonably be expected to result in, any security breach or other compromise to the IT Systems and Data. The Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect. The Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

8.	Covenants of the Company. The Company covenants and agrees with the Agent that:

(a)	Prospectus and Registration Statement Amendments. After the date of this Agreement and during the period in which a prospectus relating to the Placement Shares is required to be delivered by the Agent under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act), (i) the Company will notify the Agent promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agent a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) a reasonable period of time before the filing thereof and will afford the Agent and the Agent’s counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agent at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company will not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are filed and accessible on EDGAR or SEDAR, as applicable; and the Company will cause (i) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (ii) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)	Notice of Stop Orders. The Company will advise the Agent, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information. If there is a Placement Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 4 or Section 15, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses, a notice of objection of the Commission to the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in any jurisdiction, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any Prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses in respect of the Shares, a notice of objection of the Commission to the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in any jurisdiction, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any Prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)	Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agent under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act) or the Canadian Securities Laws, the Company will comply in all material respects with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will immediately notify the Agent to suspend the offering of Placement Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agent such number of copies of such amendment or supplement as the Agent may reasonably request.

(d)	NASDAQ and TSX Filings. In connection with the offering and sale of the Placement Shares, the Company (i) will file with the NASDAQ all documents and notices, and make all certifications, as may be required by the NASDAQ and (ii) will file with the TSX all documents and notices, and make all certifications, as may be required by the TSX.

(e)	Listing of Placement Shares. The Company will use commercially reasonable efforts to cause the Placement Shares to be listed on the Principal Trading Market and the TSX and to qualify the Placement Shares for sale under the securities laws of such jurisdictions in the United States as the Agent designates and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

(f)	Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agent and its counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agent may from time to time reasonably request; provided, however, the Company shall not be required to furnish any documents to the Agent that are filed an accessible on SEDAR or EDGAR, as applicable.

(g)	Company Information. At the request of the Agent, the Company will furnish to the Agent such information in its possession as is reasonably requested by the Agent as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement and applicable securities laws.

(h)	Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations.

(i)	Expenses.

(i)	The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 14, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each of the Prospectuses and of each amendment and supplement thereto and each Issuer Free Writing Prospectus, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors, (iv) the qualification of the Placement Shares under securities laws in accordance with the provisions of Section 8(e) of this Agreement, including filing fees in connection therewith, (v) if required, the printing and delivery to the Agent of copies of the U.S. Prospectus and any amendments or supplements thereto, and of this Agreement, (vi) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on NASDAQ, and (vii) filing fees and expenses related to the Commission and FINRA (including fees and disbursements of counsel to the Agent incurred in connection therewith).

(ii)	In addition to any fees that may be payable to the Agent hereunder and regardless of whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, the Company shall reimburse the Agent for all of its reasonable and documented expenses, (a) up to a maximum reimbursement of US$100,000, arising out of this Agreement (including travel and related expenses, the costs of document preparation, production and distribution, third party research and database services and the reasonable and documented fees and disbursements of counsel to the Agent) and (b) up to a maximum reimbursement of US$5,000 for each quarterly update after the date of this Agreement (including travel and related expenses, the costs of document preparation, production and distribution, third party research and database services and the reasonable and documented fees and disbursements of counsel to the Agent), within ten (10) days of the presentation by the Agent to the Company of a statement therefor.

(j)	Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectuses.

(k)	Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver a Placement Notice to the Agent to sell Placement Shares, advise the Agent promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agent pursuant to this Agreement.

(l)	Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by the Agent or its agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agent may reasonably request; provided, however, that the Company shall be required to make available senior corporate officers only (i) by telephone or at the Company’s principal offices and (ii) during the Company’s ordinary business hours.

(m)	Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any termination of a suspension of sales hereunder), and at each Applicable Time, each Settlement Date and each Amendment Date (as defined below), the Company shall be deemed to have affirmed each representation, warranty, covenant and other agreement contained in this Agreement.

(n)	Required Filings Relating to Placement of Placement Shares. In each quarterly report, management’s discussion and analysis, annual information form or annual financial statements / annual report on Form 40-F or 20-F filed by the Company in respect of any quarter in which sales of Placement Shares were made by the Agent under this Agreement, the Company shall set forth with regard to such quarter the number of Shares sold through the Agent under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agent with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, within ten (10) calendar days after the end of each month during the term of this Agreement, the Company will, in addition to filing a Form 1 with the TSX, provide to the TSX, such additional reports of daily sales of the Placement Shares as may be requested from time to time by the TSX, which schedules and reports shall be submitted to the TSX on a confidential, non-public basis.

(o)	Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Placement Shares or amends the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment, but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files an annual report on Form 40-F or 20-F under the Exchange Act; (iii) files interim financial statements in a report on Form 6-K (each date of filing of one or more of the documents referred to in clauses (i) through (iii) shall be a “Representation Date”), the Company shall furnish the Agent with a certificate, in the form attached hereto as Exhibit B within three Trading Days of any such Representation Date. The requirement to provide a certificate under this Section 8(o) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F or 20-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agent with a certificate under this Section 8(o), then on or before the Company delivers the Placement Notice or the Agent sell any Placement Shares, the Company shall provide the Agent with a certificate, in the form attached hereto as Exhibit B, dated the date of the Placement Notice.

(p)	Legal Opinions. Upon commencement of the offering of Placement Shares under this Agreement, and promptly after each (i) Amendment Date, and (ii) each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B for which no waiver is applicable and (iii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Company will furnish or cause to be furnished to the Agent the written opinion and negative assurance letter of Morgan, Lewis & Bockius LLP, special U.S. counsel for the Company (provided, however, only a negative assurance letter of such counsel shall be required for each Representation Date that is neither the commencement of the offering of Placement Shares nor an annual reporting date referenced in Section 8(o)(ii)), and the written opinion of Bennett Jones LLP, Canadian counsel for the Company (provided that such opinion letter shall only be required to be delivered on a Representation Date that is the commencement of the offering of Placement Shares, Amendment Date and an annual reporting date referenced in 8(o)(ii), or other counsel reasonably satisfactory to the Agent, dated the date of this Agreement or the date of such commencement or the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document, as the case may be, in a form and substance reasonably satisfactory to the Agent and its counsel, or, in lieu of such opinion and letter, counsel last furnishing such letter to the Agent shall furnish the Agent with a letter substantially to the effect that the Agent may rely on such last opinion and letter to the same extent as though each were dated the date of such letter authorizing reliance (except that statements in such last letter shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, promptly shall be deemed to be on or prior to the next succeeding Applicable Time. Such opinion and negative assurance letter, to the extent applicable, shall be rendered to the Agent at the request of the Company and shall state so therein. Further, upon commencement of the offering of Placement Shares under this Agreement, the Agent shall have received a legal opinion dated the date hereof from intellectual property counsel to the Company as to ownership of the Company’s patent portfolio, in a form and substance reasonably satisfactory to the Agent and its counsel.

(q)	Comfort Letters. Upon commencement of the offering of Placement Shares under this Agreement, and promptly after each (i) Amendment Date, (ii) each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B for which no waiver is applicable, and (iii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Company shall cause its independent accountants to furnish the Agent letters dated the date of this Agreement or the date of such commencement or the date of effectiveness of such amendment or the date of filing of such supplement or other document with the Commission, as the case may be (the “Comfort Letters”), in form and substance satisfactory to the Agent, (i) confirming that they are registered independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, (ii) confirming that they are in good standing with the Canadian Public Accountability Board, (iii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters included in or incorporated by reference in the Registration Statement as ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iv) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(r)	Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agent.

(s)	Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that it will not be or become, at any time prior to the termination of this Agreement, required to register as an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

(t)	Consent to the Agent’s Trading. The Company consents to the Agent trading in the Common Shares of the Company (to the extent permitted under applicable securities laws, the rules of NASDAQ and the TSX, and under this Agreement): (i) for the account of its clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agent’s own account provided that no such purchase or sale shall take place by the Agent while the Agent has received a Placement Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by the Agent, and provided further that in the case of clauses (i) or (ii), by providing such consent, the Company will incur no liability on behalf of the Agent or its clients from such trading activity.

(u)	Actively Traded Security. The Company shall notify the Agent at any time the Common Shares become an “actively traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule. Furthermore, the Company shall notify the Agent immediately if the Common Shares, having once qualified for such exemption, cease to so qualify.

(v)	PFIC Status. For each taxable year in which the Company determines it is a “passive foreign investment company” as defined in Section 1297 of the Code, upon written request, the Company will provide to holders of Shares that are U.S. taxpayers or post on the Company’s website, the required information to enable such holders to make a qualified electing fund election under Section 1295 of the Code and the Treasury Regulations promulgated thereunder, and will satisfy all requirements described therein (which, for the avoidance of doubt, shall include providing a PFIC Annual Information Statement).

9.            Reporting Relating to Placement of Placement Shares. The Agent will use commercially reasonable efforts to deliver to the Company, for each interim and annual period during which Placement Shares are sold through the Agent or distributed pursuant to this Agreement, and otherwise as reasonably requested by the Company to enable the Company to meet its interim and annual reporting requirements under applicable securities laws or any applicable requirements of the Exchanges or any other Canadian Marketplace or United States Marketplace or in accordance with its obligations under Section(n) hereof, promptly upon a request from the Company, a report providing sufficient information regarding the distribution of the Placement Shares for the Company to meet its interim and annual reporting requirements under applicable securities laws or any applicable requirements of NASDAQ or the TSX. Unless applicable securities laws or any applicable requirements of NASDAQ or the TSX otherwise require, the Company and Agent agree that the Agent’s report referred to in this Section 9 shall state the number and average price of Placement Shares issued on all Settlement Dates occurring during the interim or annual period, as applicable, and the aggregate gross and the aggregate Net Proceeds raised and the aggregate commission paid or payable, during the interim or annual period, as applicable.

10.	Additional Representations and Covenants of the Company.

(a)	Issuer Free Writing Prospectuses.

(i)	The Company represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agent, it will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agent. The Company agrees that it will comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending.

(ii)	The Company agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, the Prospectuses or the Disclosure Package, including any document incorporated by reference therein that has not been superseded or modified. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agent expressly stating that such information is intended for use therein.

(iii)	The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Prospectuses or the Disclosure Package including any document incorporated by reference therein that has not been superseded or modified, or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agent and, if requested by the Agent, will prepare and furnish without charge to the Agent an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agent expressly stating that such information is intended for use therein.

(b)	Non-Issuer Free Writing Prospectus. The Company consents to the use by the Agent of a free writing prospectus that (a) is not an “Issuer Free Writing Prospectus” as defined in Rule 433, and (b) contains only information describing the terms of the Placement Shares or their offering, or information permitted under Rule 134 under the Securities Act; provided that the Agent covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agent that otherwise would not be required to be filed by the Company thereunder, but for the action of the Agent.

(c)	Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any offering materials in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses, the Disclosure Package or any Issuer Free Writing Prospectus reviewed and consented to by the Agent and included in a Placement Notice (as described in clause (a)(i) above).

11.            Conditions to the Agent’s Obligations. The obligations of the Agent hereunder with respect to a Placement will be subject to the continuing accuracy of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, and to the continuing satisfaction (or waiver by the Agent in its sole discretion) of the following additional conditions:

(a)	Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agent and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(b)	Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and, in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agent and the Agent’s counsel.

(c)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which might reasonably require any amendments or supplements to the Registration Statement, the Disclosure Package or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement, the Disclosure Package or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Disclosure Package, the Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of the Disclosure Package and the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement, the Disclosure Package or Prospectuses would be appropriate.

(d)	Material Changes. Except as contemplated and appropriately disclosed in the Disclosure Package and the Prospectuses, or disclosed in the Company’s reports filed with the Commission and Canadian Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized capital stock of the Company, or any Material Adverse Effect, or any development that may reasonably be expected to cause a Material Adverse Effect, the effect of which, in the sole judgment of the Agent (without relieving the Company of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Disclosure Package and the Prospectuses.

(e)	Certificate. The Agent shall have received the certificate required to be delivered pursuant to Section 8(p) on or before the date on which delivery of such certificate is required pursuant to Section 8(p).

(f)	Legal Opinions. The Agent shall have received the opinions of counsel to the Company required to be delivered pursuant Section 8(q) on or before the date on which such delivery of such opinions are required pursuant to Section 8(q).

(g)	Comfort Letters. The Agent shall have received the Comfort Letter required to be delivered pursuant Section 8(r) on or before the date on which such delivery of such letter is required pursuant to Section 8(r).

(h)	Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 8(l).

(i)	Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the Principal Trading Market and the TSX, or (ii) the Company shall have filed an application for listing of the Placement Shares on the Principal Trading Market and the TSX at or prior to the issuance of the Placement Notice. Trading in the Common Shares shall not have been suspended on such market.

(j)	Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 8(p), the Company shall have furnished to the Agent such appropriate further information, certificates, and documents as the Agent may reasonably request. All such certificates, letters and other documents will be in compliance with the provisions hereof. The Company will furnish the Agent with such conformed copies of such certificates, letters and other documents as the Agent shall reasonably request.

(k)	Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10 and the Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10 and the Securities Act and applicable Canadian Securities Laws.

(l)	No Termination Event. There shall not have occurred any event that would permit the Agent to terminate this Agreement pursuant to Section 14(a).

12.	Indemnification and Contribution.

(a)	Company Indemnification. The Company will indemnify and hold harmless the Agent and each person, if any, who controls the Agent against any losses, claims, damages or liabilities, joint or several, to which the Agent or controlling person may become subject, under the Securities Act, the Canadian Securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon:

(i)	any information or statement (except any information or statements that has been provided in writing to the Company by or on behalf of the Agent specifically for inclusion therein) in the Canadian Prospectus or any amendment thereto, the U.S. Prospectus or any amendment thereto or in any other document incorporated therein by reference being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information them that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(ii)	any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the Canadian Prospectus or any amendment thereto, U.S. Prospectus or any amendment thereto or any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information that has been provided in writing to the Company by or on behalf of the Agent specifically for inclusion therein) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)	any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon the circumstances described in (a) or (b) above which operates to prevent or restrict the trading in or the distribution of the Placement Shares or any of them in any jurisdiction;

(iv)	the Company not complying with any requirement of applicable Canadian Securities Laws or U.S. federal or state securities laws in connection with the transactions contemplated herein.

The above indemnification obligations will not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, claims, damages or liabilities were solely caused by the gross negligence, willful misconduct, bad faith or fraud of the indemnified party.

(b)	The Agent’s Indemnification. The Agent will indemnify and hold harmless the Company against any losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act, the Canadian Securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein contained in the Disclosure Package and the Prospectuses (including any amendment or supplement if the Company shall have furnished any amendments or supplements thereto), or any Issuer Free Writing Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein.

(c)	Procedure. Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, promptly notify such indemnifying party in writing of the institution of such proceeding and such indemnifying party shall assume the defense of such proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses; provided, however, that the failure to so notify such indemnifying party shall not relieve such indemnifying party from any liability which such indemnifying party may have to any indemnified party or otherwise. The indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such proceeding or the indemnifying party shall not have, within a reasonable period of time in light of the circumstances, employed counsel to defend such proceeding or such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from, additional to or in conflict with those available to such indemnifying party (in which case such indemnifying party shall not have the right to direct the defense of such proceeding on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by such indemnifying party and paid as incurred (it being understood, however, that such indemnifying party shall not be liable to the expenses of more than one separate counsel (in addition to any local counsel) in any one proceeding or series of related proceedings in the same jurisdiction representing the indemnified parties who are parties to such proceeding). No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party. No indemnifying party shall be liable for any settlement of any action or claim affected without its written consent, which consent shall not be unreasonably withheld.

(d)	Contribution. If the indemnification provided for in this Section 12 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other from the offering of the Placement Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Agent on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Agent on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company, bear to the total commissions and other fees received by the Agent. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Agent on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Agent agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Agent shall be required to contribute any amount in excess of the amount by which the total price at which the Placement Shares distributed to the public by them were offered to the public exceeds the amount of any damages which such Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e)	Obligations. The obligations of the Company under this Section 12 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Agent within the meaning of the Securities Act; and the obligations of the Agent under this Section 12 shall be in addition to any liability which the Agent may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Securities Act.

13.            Representations and Agreements to Survive Delivery. All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agent and any controlling persons, and shall survive delivery and acceptance of the Placement Shares and payment therefor.

14.	Termination.

(a)	The Agent may terminate this Agreement, solely with respect to its rights and obligations hereunder, at any time by giving notice as hereinafter specified if (i) any Material Adverse Effect has occurred, or any development that is reasonably expected to cause a Material Adverse Effect has occurred or any other event has occurred which, in the sole judgment of the Agent, may materially impair the Agent’s ability to proceed with the offering to sell the Shares, (ii) the Company shall have failed, refused or been unable, at or prior to any Settlement Date, to perform any agreement on its part to be performed hereunder, (iii) any other condition of the Agent’s obligations hereunder is not fulfilled, following notice to the Company and providing the Company with a reasonable period of time to fulfill the applicable condition of the Agent’s obligations, or (iv) any suspension or limitation of trading in the Common Shares of the Company on the Principal Trading Market or the TSX shall have occurred. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i) (Expenses), Section 12 (Indemnification), Section 13 (Survival of Representations), Section 14(f) (Termination), Section 19 (Applicable Law; Consent to Jurisdiction) and Section 20 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If the Agent elects to terminate this Agreement as provided in this Section 14(a), such Agent shall provide the required notice as specified in Section 15 (Notices).

(b)	The Company shall have the right to terminate this Agreement in its sole discretion at any time by giving ten (10) days’ notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i), Section 12, Section 13, Section 14(f), Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(c)	In addition to, and without limiting the Agent’s rights under Section 14(a), the Agent shall have the right to terminate this Agreement in its sole discretion at any time after the date of this Agreement by giving ten (10) days’ notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i), Section 12, Section 13, Section 14(f), Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(d)	This Agreement shall remain in full force and effect unless terminated pursuant to Sections 14(a), 14(b) or 14(c) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement shall in all cases be deemed to provide that Section 8(i), Section 12, Section 13, Section 14(f), Section 19 and Section 20 shall remain in full force and effect.

(e)	Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f)	In the event that the Company terminates this Agreement, as permitted under Section 14(b), the Company shall be under no continuing obligation to utilize the services of the Agent in connection with any sale of securities of the Company or to pay any compensation to the Agent other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Company shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agent.

15.            Notices. Subject to Section 2(a), all notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agent, shall be delivered to:

Canaccord Genuity LLC

99 High Street, Suite 1200

Boston, MA 02110

Attention: ECM, General Counsel

Email: aviles@cgf.com

With a copy to:

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention: Thomas S. Levato

Email: TLevato@goodwinlaw.com

or if sent to the Company, shall be delivered to:

Reunion Neuroscience Inc.

30 Duncan Street, Lower North Suite
Toronto, Ontario
M5V 2C3
Canada

Attention: Chief Executive Officer

Email: gmayes@reunionneuro.com

With a copy to:

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, NJ 08540

Attention: David Schwartz

Email: david.schwartz@morganlewis.com

Each party to this Agreement may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply. For purposes of this Agreement, “Business Day” shall mean any day on which the Principal Trading Market and commercial banks in the city of New York are open for business.

16.            Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and the Agent and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 12 hereof. References to any of either of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party, provided, however, that the Agent may assign its rights and obligations hereunder to affiliates of the Agent without obtaining the Company’s consent.

17.            Adjustments for Stock Splits. The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

18.            Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and placement notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agent. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19.            Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

20.            Waiver of Jury Trial. The Company and the Agent hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

21.            Absence of Fiduciary Duties. The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agent has not been engaged by the Company to provide, and have not provided, financial advisory services in connection with the terms of the offering and sale of the Shares nor has the Agent assumed at any time a fiduciary relationship to the Company in connection with such offering and sale. The parties also acknowledge that the provisions of this Agreement fairly allocate the risks of the transactions contemplated hereby among them in light of their respective knowledge of the Company and their respective abilities to investigate its affairs and business in order to assure that full and adequate disclosure has been made in the Registration Statement and the Prospectus (and any amendments and supplements thereto). The Company hereby waives, to the fullest extent permitted by law, any claims it may have against the Agent for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agent shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of Company.

22.            Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission.

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Very truly yours,

Reunion Neuroscience Inc.

By:	/s/ Gregory Mayes
Name: Gregory Mayes
Title: President and Chief Executive Officer

ACCEPTED as of the date first-above written:

CANACCORD GENUITY LLC

By:	/s/ Eugene Rozelman
Name: Eugene Rozelman
Title: Managing Director